Exhibit 99.1

May 5, 2021

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub:    Postal Ballot Notice - Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI LODR”)

Pursuant to Regulation 30 of SEBI LODR, please find enclosed a copy of the Postal Ballot Notice together with the Explanatory Statement, seeking approval of the Members for reappointment of Dr. Patrick J. Ennis (DIN: 07463299) and Mr. Patrick Dupuis (DIN: 07480046) as Independent Directors of the Company.

Pursuant to the provisions of Section 110 and other applicable provisions, if any, of the Companies Act, 2013, Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014, read with the General Circular No. 14/2020 dated April 8, 2020, the General Circular No. 17/2020 dated April 13, 2020, the General Circular No. 22/2020 dated June 15, 2020, the General Circular No. 33/2020 dated September 28, 2020 and the General Circular No. 39/2020 dated December 31, 2020 issued by the Ministry of Corporate Affairs (“MCA Circulars”), the Postal Ballot Notice is being sent only by electronic mode to the Members whose names appear on the Register of Members/list of Beneficial Owners as on Friday, April 30, 2021 (cut-off date) and whose e-mail addresses are registered with the Company/Depositories. As per the provisions of the MCA Circulars, Members can vote only through the remote e-voting process.

In accordance with the provisions of the MCA Circulars, the Company has arranged for the Members to register their e-mail addresses. Therefore, those Members who have not yet registered their e-mail addresses are requested to register their e-mail addresses by following the procedure set out in the notes to the Postal Ballot Notice.

The Company has engaged the services of KFin Technologies Private Limited, Registrar and Share Transfer Agent, for providing remote e-voting facility to all its Members. The voting through remote e-voting will commence at 9 a.m. (IST) on Thursday, May 6, 2021 and shall end at 5 p.m. (IST) on Friday, June 4, 2021. The results of postal ballot will be declared on or before Sunday, June 6, 2021.

Registered Office: Wipro Limited T : +91 (80) 2844 0011 Doddakannelli F : +91 (80) 2844 0256 Sarjapur Road E : info@wipro.com Bengaluru 560 035 W: wipro.com India C : L32102KA1945PLC020800

The Postal Ballot Notice is also available on the Company’s website at https://www.wipro.com/investors/corporate-governance/.

Thanking you,

For Wipro Limited

M Sanaulla Khan
Company Secretary

Registered Office: Wipro Limited T : +91 (80) 2844 0011 Doddakannelli F : +91 (80) 2844 0256 Sarjapur Road E : info@wipro.com Bengaluru 560 035 W: wipro.com India C : L32102KA1945PLC020800

Wipro Limited

CIN: L32102KA1945PLC020800

Regd. Office: Doddakannelli, Sarjapur Road, Bengaluru- 560 035, India.

Tel.: +91-80-28440011 Fax: + 91-80-28440054

E-mail: corp-secretarial@wipro.com Website: www.wipro.com

Notice of Postal Ballot

Dear Shareholders,

Notice is hereby given pursuant to and in compliance with the provisions of Section 110 and other applicable provisions, if any, of the Companies Act, 2013 (the “Act”), Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014, read with the General Circular No. 14/2020 dated April 8, 2020, the General Circular No. 17/2020 dated April 13, 2020, the General Circular No. 22/2020 dated June 15, 2020, the General Circular No. 33/2020 dated September 28, 2020 and the General Circular No. 39/2020 dated December 31, 2020 issued by the Ministry of Corporate Affairs (“MCA Circulars”) (including any statutory modification or re-enactment thereof for the time being in force, and as amended from time to time), and pursuant to other applicable laws and regulations, that the resolutions appended below for the re-appointment of Dr. Patrick J. Ennis (DIN: 07463299) and Mr. Patrick Dupuis (DIN: 07480046) as Independent Directors on the board of Wipro Limited (the “Company”) is proposed for approval of the shareholders of the Company through postal ballot by remote e-voting process (“e-voting”).

The explanatory statement pursuant to Sections 102, 110 and other applicable provisions, if any, of the Act pertaining to the aforesaid resolutions setting out the material facts concerning the aforesaid re-appointment of Independent Directors is annexed hereto for your consideration.

The Board of Directors of the Company, at its meeting held on April 15, 2021, appointed Mr. V. Sreedharan/Ms. Devika Sathyanarayana/Mr. Pradeep B. Kulkarni, partners of V. Sreedharan & Associates, Practicing Company Secretaries, as the Scrutinizer for conducting the postal ballot only through the e-voting process in a fair and transparent manner.

In accordance with the provisions of the MCA Circulars, shareholders can vote only through the remote e-voting process. Accordingly, the Company is pleased to offer a remote e-voting facility to all its shareholders to cast their votes electronically. Shareholders are requested to read the instructions in the Notes under the section “General information and instructions relating to e-voting” in this postal ballot notice (“Postal Ballot Notice”) to cast their vote electronically. Shareholders are requested to cast their vote through the e-voting process not later than 17:00 Hours IST on Friday, June 4, 2021 to be eligible for being considered, failing which it will be strictly considered that no vote has been received from the shareholder.

In accordance with the provisions of the MCA Circulars, the Company has made arrangements for the shareholders to register their e-mail addresses. Therefore, those shareholders who have not yet registered their e-mail addresses are requested to register the same by following the procedure set out in the notes to this Postal Ballot Notice.

The Scrutinizer will submit his report to the Chairman of the Company after completion of scrutiny of the e-voting. The results shall be declared on or before Sunday, June 6, 2021 and communicated to BSE Limited (“BSE”), National Stock Exchange of India Limited (“NSE”) and New York Stock Exchange (“NYSE”) (together the “Stock Exchanges”), National Securities Depository Limited (“NSDL”) and Central Depository Services (India) Limited (“CDSL”) (together the “Depositories”), KFin Technologies Private Limited (“KFintech” or “Registrar and Share Transfer Agent”) and will also be displayed on the Company’s website www.wipro.com.

Resolution No. 1 - Re-appointment of Dr. Patrick J. Ennis (DIN: 07463299) as an Independent Director of the Company

To consider and, if thought fit, to pass the following resolution as a Special Resolution:

“RESOLVED THAT that pursuant to the provisions of Sections 149, 150, 152 read with Schedule IV and any other applicable provisions of the Companies Act, 2013 and the Companies (Appointment and Qualification of Directors), Rules, 2014 (including any statutory modification(s) or re-enactment thereof for the time being in force), applicable provisions of SEBI

(Listing Obligations and Disclosure Requirements) Regulations, 2015, and pursuant to the recommendation of the Board Governance, Nomination and Compensation Committee and approval of the Board of Directors for re-appointment, Dr. Patrick J. Ennis (DIN: 07463299), Independent Director of the Company, whose period of office expired on March 31, 2021, and who has submitted a declaration that he meets the criteria of independence under Section 149(6) of the Companies Act, 2013 and who is eligible for re-appointment for a second term under the provisions of the Companies Act, 2013 and rules made thereunder and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and in respect of whom the Company has received a notice in writing from a member proposing his candidature for the office of Director pursuant to Section 160 of the Companies Act, 2013, be and is hereby re-appointed as an Independent Director of the Company with effect from April 1, 2021 to March 31, 2026, not subject to retirement by rotation, upon such remuneration as detailed in the explanatory statement hereto and as may be determined by the Board of Directors of the Company from time to time within the overall limits under the Companies Act, 2013.”

Resolution No. 2 - Re-appointment of Mr. Patrick Dupuis (DIN: 07480046) as an Independent Director of the Company

To consider and, if thought fit, to pass the following resolution as a Special Resolution:

“RESOLVED THAT that pursuant to the provisions of Sections 149, 150, 152 read with Schedule IV and any other applicable provisions of the Companies Act, 2013 and the Companies (Appointment and Qualification of Directors), Rules, 2014 (including any statutory modification(s) or re-enactment thereof for the time being in force), applicable provisions of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, and pursuant to the recommendation of the Board Governance, Nomination and Compensation Committee and approval of the Board of Directors for re-appointment, Mr. Patrick Dupuis (DIN: 07480046), Independent Director of the Company, whose period of office expired on March 31, 2021, and who has submitted a declaration that he meets the criteria of independence under Section 149(6) of the Companies Act, 2013 and who is eligible for re-appointment for a second term under the provisions of the Companies Act, 2013 and rules made thereunder and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and in respect of whom the Company has received a notice in writing from a member proposing his candidature for the office of Director pursuant to Section 160 of the Companies Act, 2013, be and is hereby re-appointed as an Independent Director of the Company with effect from April 1, 2021 to March 31, 2026, not subject to retirement by rotation, upon such remuneration as detailed in the explanatory statement hereto and as may be determined by the Board of Directors of the Company from time to time within the overall limits under the Companies Act, 2013.”

By Order of the Board

For Wipro Limited

M Sanaulla Khan

Company Secretary

Date: April 15, 2021

Place: Bengaluru

Notes:

1.	The explanatory statement pursuant to Sections 102 and 110 of the Act stating all material facts and the reasons for the proposals set out in resolution no. 1 and 2 is annexed herewith.

2.

The Postal Ballot Notice is being sent to the shareholders of the Company whose names appear on the Register of Members/List of Beneficial Owners as received from the Depositories as on Friday, April 30, 2021.

3.

In line with the MCA Circulars, the Postal Ballot Notice is being sent only by electronic mode to those members whose e-mail addresses are registered with the Company/Depositories. Members may please note that the Postal Ballot Notice will also be available on the Company’s website at https://www.wipro.com, websites of the Stock Exchanges i.e. BSE Limited and National Stock Exchange of India Limited at www.bseindia.com and www.nseindia.com respectively, and on the website of KFin Technologies Private Limited at https://evoting.kfintech.com. The Postal Ballot Notice will also be provided to the Depositary (as defined below), who will use the same to prepare a voting instruction card to be sent to registered holders of ADRs and the mailing agent for The Depositary Trust Company (“DTC”), who will then mail their form of voting instruction to the beneficial holders of ADSs who hold their ADSs through a bank, broker or other nominee in DTC.

4.

Members who have not registered their e-mail address are requested to register the same in respect of shares held in electronic form with the Depository through their Depository Participant(s) and in respect of shares held in physical form by writing to the Company’s Registrar and Share Transfer Agent, KFin Technologies Private Limited, Selenium, Plot 31 & 32, Gachibowli Financial District, Nanakramguda, Hyderabad-500 032.

5.

Members may note that pursuant to the MCA Circulars, the Company has additionally enabled a process for the limited purpose of receiving shareholder communications during the financial year 2021-22 and the Members may update their email address by accessing the link https://www.wipro.com/investors/.

6.

In accordance with the provisions of the MCA Circulars, Shareholders can vote only through the remote e-voting process. Physical copies of the Postal Ballot Notice and pre-paid business reply envelopes are not being sent to shareholders for this Postal Ballot. Shareholders whose names appear on the Register of Members/List of Beneficial Owners as on Friday, April 30, 2021 will be considered for the purpose of e-voting.

7.	Resolutions passed by the shareholders through postal ballot are deemed to have been passed as if they have been passed at a General Meeting of the shareholders.

8.

The voting rights for Equity Shares are one vote per Equity Share, registered in the name of the members. Voting rights shall be reckoned on the paid-up value of Equity Shares registered in the name of the shareholders as on Friday, April 30, 2021. A person who is not a shareholder on the relevant date should treat this notice for information purpose only.

9.

In compliance with Sections 108 and 110 of the Act and the rules made there under, the MCA Circulars and Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Company has provided the facility to the shareholders to exercise their votes electronically and vote on the resolutions through the e-voting service facility arranged by KFintech. The instructions for e-voting are provided as part of this Postal Ballot Notice.

10.

Shareholders desiring to exercise their vote through the e-voting process are requested to read the instructions in the Notes under the section “General information and instructions relating to e-voting” in this Postal Ballot Notice. Shareholders are requested to cast their vote through the e-voting process not later than 17:00 Hours IST on Friday, June 4, 2021 to be eligible for being considered, failing which it will be strictly considered that no vote has been received from the shareholder.

11.

The Scrutinizer will submit his report to the Chairman after the completion of scrutiny, and the result of the voting by postal ballot through the e-voting process will be announced by the Chairman or any Director of the Company duly authorised, on or before Sunday, June 6, 2021 and will also be displayed on the website of the Company (www.wipro.com), besides being communicated to the Stock Exchanges, Depositories and Registrar and Share Transfer Agent.

12.	The resolutions, if passed by the requisite majority, shall be deemed to have been passed on Friday, June 4, 2021 i.e., the last date specified for receipt of votes through the e-voting process.

13.

All the material documents referred to in the explanatory statement will be available for inspection electronically until the last date for receipt of votes through the e-voting process. Members seeking to inspect such documents can send an email to corp-secretarial@wipro.com.

General information and instructions relating to e-voting

i.

A person whose name is recorded in the register of members or in register of beneficial owners maintained by the Depositories as on the cut-off date, i.e., Friday, April 30, 2021 only shall be entitled to avail the facility of e-voting.

ii.	Any shareholder who holds the shares as on the cut-off date i.e., Friday, April 30, 2021, may obtain the User ID and password in the manner as mentioned below:

a)

If e-mail address of the shareholder is registered against Folio No./DP ID Client ID, on the home page of https://evoting.kfintech.com, the shareholder may click “Forgot password” and enter Folio No. or DP ID Client ID and Permanent Account Number (“PAN”) to generate a password.

b)	Shareholders may call KFintech’s toll free number 1-800-309-4001

c)

Shareholders may send an e-mail request to evoting@kfintech.com and einward.ris@kfintech.com. If the shareholder is already registered with the KFintech e-voting platform, such shareholder can use his/her existing User ID and password for casting the vote through e-voting.

iii.	The e-voting facility will be available during the following period:

a)	Commencement of e-voting: 9 a.m. (IST) on Thursday, May 6, 2021

b)	End of e-voting: 5 p.m. (IST) on Friday, June 4, 2021

The e-voting will not be allowed beyond the aforesaid date and time and the e-voting module shall be disabled by KFintech upon expiry of the aforesaid period.

iv.	Instructions and other information relating to e-voting:

A.	In case of shareholders receiving an e-mail from KFin Technologies Private Limited [for shareholders whose e-mail addresses are registered with the Company/depository participant(s)]

a)	Launch internet browser by typing the following URL https://evoting.kfintech.com.

b)

Enter the login credentials (i.e. User ID and password). The Event No.+Folio No. or DP ID- Client ID will be your User ID. However, if you are already registered with KFintech for e-voting, you can use your existing User ID and password for casting your vote. If required, please visit https://evoting.kfintech.com or send an e-mail request to einward.ris@kfintech.com or contact toll free number 1-800-309-4001 for re-setting the password.

c)	After entering the above details, click on “Login”.

d)

You will now reach password change menu, wherein you are required to mandatorily change your password. The new password shall comprise minimum 8 characters with at least one upper case (A-Z), one lower case (a-z), one numeric (0- 9) and a special character (@, #, $, etc.) The system will also prompt you to update your contact details like mobile number, email ID, etc. on first login. You may also enter a secret question and answer of your choice to retrieve your password in case you forget it. It is strongly recommended that you do not share your password with any other person and that you take utmost care to keep your password confidential.

e)	You need to login again with the new credentials.

f)	On successful login, system will prompt to select the e-voting event number of Wipro Limited.

g)

On the voting page enter the number of shares (which represents the number of votes) as on the cut-off date under “FOR/AGAINST” or alternatively, you may partially enter any number “FOR” and partially “AGAINST” but the total number in “FOR/AGAINST” taken together should not exceed your total shareholding as on the cut-off date. You may also choose the option ABSTAIN. If the Member does not indicate either “FOR” or “AGAINST”, it will be treated as “ABSTAIN” and the shares held will not be counted under either head.

h)	Shareholders holding shares under multiple folios/demat accounts shall choose the voting process separately for each of the folios/demat accounts.

i)	Voting must be done for each items of the Notice separately. In case you do not desire to cast your vote on any specific item, it will be treated as abstained.

j)	You may then cast your vote by selecting an appropriate option and click on “Submit” and also “Confirm” when prompted.

k)	Once you confirm, you will not be allowed to modify your vote. During the voting period, shareholders can login any number of times till they have voted on the Resolution(s).

l)

Corporate/Institutional shareholders (i.e. other than individuals, HUF, NRI, etc.) are required to send scanned certified true copy (PDF Format) of the Board Resolution/Authority Letter, etc., together with attested specimen signature(s) of the duly authorized representative(s), to the Scrutinizer at the e-mail ID: compliance@sreedharancs.com. They may also upload the same in the e-voting module under their login. The scanned images of the above mentioned documents should be in the naming format “Corporate Name EVENT NO.5890”.

B.

In case of Members who have not registered their e-mail address (including Members holding shares in physical form), please follow the steps for registration of e-mail address and obtaining User ID and Password for e-voting as mentioned in para 4 of the “Notes” and the other instructions provided below.

a)

If e-mail address or mobile number of the Member is registered against Folio No./DP ID Client ID, on the home page of https://evoting.kfintech.com the Member may click “Forgot Password” and enter Folio No. or DP ID Client ID and PAN to generate a password.

b)	Please follow all steps from Sl. No. (a) to (l) as mentioned in (A) above, to cast your vote.

v.	Once the vote on a resolution is cast by a shareholder, the shareholder shall not be allowed to change it subsequently or cast the vote again.

vi.

In case of any query or grievance pertaining to e-voting, shareholders may contact Mr. B Srinivas, Manager, KFin Technologies Private Limited at contact No: 040-67162222, e-mail id: einward.ris@kfintech.com. Further, shareholders may also visit Help & FAQ’s section available at KFintech’s website https://evoting.kfintech.com.

Explanatory Statement pursuant to Sections 102 and 110 of the Companies Act, 2013

Resolution No.1- Re-appointment of Dr. Patrick J. Ennis (DIN: 07463299) as an Independent Director of the Company

Dr. Patrick J. Ennis was appointed as an Independent Director of the Company under the provisions of the Companies Act, 2013, vide resolution passed by the Members at the 70th Annual General Meeting held on July 18, 2016. As per the said resolution, the term of appointment of Dr. Patrick Ennis was up to March 31, 2021.

In terms of the Corporate Governance Guidelines of the Company and pursuant to the recommendation of the Board Governance, Nomination and Compensation Committee, the Board of Directors of the Company passed a resolution at their meeting held on January 13, 2021 approving re-appointment of Dr. Patrick J. Ennis as an Independent Director for a second term from April 1, 2021 to March 31, 2026, based on his skills, experience, knowledge and positive outcome of performance evaluation.

In line with the Company’s remuneration policy for Independent Directors, Dr. Patrick J. Ennis will be entitled to receive remuneration by way of sitting fees as approved by the Board of Directors, reimbursement of expenses for participation in the Board meetings and commission on a quarterly basis of such sum as may be approved by the Board of Directors and shareholders on the recommendation of the Board Governance, Nomination and Compensation Committee within the overall limits under Companies Act, 2013 of up to 1% of the net profits of the Company during any financial year, in aggregate payable to Non-Executive Directors. Details of remuneration paid to Independent Directors shall be disclosed as part of the Annual Report.

Pursuant to the provisions of Section 149 and other applicable provisions of the Companies Act, 2013, an Independent Director shall hold office for a term up to five consecutive years on the Board of a Company, and shall be eligible for re-appointment on passing of a special resolution by the Company and disclosure of such appointment in Board’s report.

The Company has received a declaration from Dr. Patrick J. Ennis confirming that he meets the criteria of independence under Companies Act, 2013 and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. Further, the Company has also received consent from Dr. Patrick Ennis to act as a Director in terms of section 152 of the Companies Act, 2013 and a declaration that he is not disqualified from being appointed as a Director in terms of Section 164 of the Companies Act, 2013. In terms of Section 160 of the Companies Act, 2013, the Company has received a notice in writing from a Member proposing the candidature of Dr. Patrick J. Ennis to be re-appointed as an Independent Director.

In the opinion of the Board of Directors, Dr. Patrick J. Ennis fulfils the conditions specified in the Companies Act, 2013 and the rules made thereunder, for his re-appointment as an Independent Director of the Company and is independent of the Management.

The draft letter of appointment of Dr. Patrick J. Ennis setting out the terms and conditions of appointment shall be available for inspection by the Members electronically. Members seeking to inspect the same can send an email to corp-secretarial@wipro.com.

Except Dr. Patrick J. Ennis, being the appointee, or his relatives, none of the Directors and Key Managerial Personnel of the Company or their relatives are concerned or interested financially or otherwise, in the resolution set out at Item No. 1.

The Board of Directors recommends the resolution at Item No. 1 for approval of the Members by way of a Special Resolution.

Brief profile of Dr. Patrick J. Ennis, Independent Director of the Company, is given below:

Dr. Patrick J. Ennis became a director of the Company in April 2016. Dr. Ennis has more than 30 years of experience as a scientist, engineer, businessman and venture capitalist. He is currently a Venture Partner at Madrona Venture Group. Previously he was Global Head of Technology for Intellectual Ventures where he led start-up incubation and technology commercialization around the world. He was also the founding CTO of Xinova. Previously, he was at ARCH Venture Partners where he built start-ups from universities and national labs. He also held positions with Lucent, AT&T and Bell Labs, and conducted research in Nuclear Physics at labs in North America and Europe. He is an inventor of several patents, has written articles and book chapters and is a frequent invited speaker. Dr. Ennis has served on numerous corporate, educational, and non-profit boards. He earned a PhD and M.S. in Physics from Yale, an M.B.A. from Wharton and a B.S. in Math and Physics from the College of William & Mary where he was elected to Phi Beta Kappa.

Additional information in respect of Dr. Patrick J. Ennis, pursuant to Regulation 36 the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and the Secretarial Standard on General Meetings (SS-2), is given at Annexure A to this Notice.

Resolution No. 2- Re-appointment of Mr. Patrick Dupuis (DIN: 07480046) as an Independent Director of the Company

Mr. Patrick Dupuis was appointed as an Independent Director of the Company under the provisions of the Companies Act, 2013, vide resolution passed by the Members at the 70th Annual General Meeting held on July 18, 2016. As per the said resolution, the term of appointment of Mr. Patrick Dupuis was up to March 31, 2021.

In terms of the Corporate Governance Guidelines of the Company and pursuant to the recommendation of the Board Governance, Nomination and Compensation Committee, the Board of Directors of the Company passed a resolution in their meeting held on January 13, 2021 approving re-appointment of Mr. Patrick Dupuis as an Independent Director for a second term from April 1, 2021 to March 31, 2026, based on his skills, experience, knowledge and positive outcome of performance evaluation.

In line with the Company’s remuneration policy for Independent Directors, Mr. Patrick Dupuis will be entitled to receive remuneration by way of sitting fees as approved by the Board of Directors, reimbursement of expenses for participation in the Board meetings and commission on a quarterly basis of such sum as may be approved by the Board of Directors and shareholders on the recommendation of the Board Governance, Nomination and Compensation Committee within the overall limits under Companies Act, 2013 of up to 1% of the net profits of the Company during any financial year, in aggregate payable to Non-Executive Directors. Details of remuneration paid to Independent Directors shall be disclosed as part of the Annual Report.

Pursuant to the provisions of Section 149 and other applicable provisions of the Companies Act, 2013, an Independent Director shall hold office for a term up to five consecutive years on the Board of a Company, and shall be eligible for re-appointment on passing of a special resolution by the Company and disclosure of such appointment in Board’s report.

The Company has received a declaration from Mr. Patrick Dupuis confirming that he meets the criteria of independence under Companies Act, 2013 and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. Further, the Company has also received consent from Mr. Patrick Dupuis to act as a Director in terms of section 152 of the Companies Act, 2013 and a declaration that he is not disqualified from being appointed as a Director in terms of Section 164 of the Companies Act, 2013. In terms of Section 160 of the Companies Act, 2013, the Company has received a notice in writing from a Member proposing the candidature of Mr. Patrick Dupuis to be re-appointed as an Independent Director.

In the opinion of the Board of Directors, Mr. Patrick Dupuis fulfils the conditions specified in the Companies Act, 2013 and the rules made thereunder, for his re-appointment as an Independent Director of the Company and is independent of the Management.

The draft letter of appointment of Mr. Patrick Dupuis setting out the terms and conditions of appointment shall be available for inspection by the Members electronically. Members seeking to inspect the same can send an email to corp-secretarial@wipro.com.

Except Mr. Patrick Dupuis, being the appointee, or his relatives, none of the Directors and Key Managerial Personnel of the Company or their relatives are concerned or interested financially or otherwise, in the resolution set out at Item No. 2.

The Board of Directors recommends the resolution at Item No. 2 for approval of the Members by way of a Special Resolution.

Brief profile of Mr. Patrick Dupuis, Independent Director of the Company, is given below:

Patrick Dupuis became a director of the Company in April 2016.Currently, Mr. Dupuis provides executive coaching for c-suite and mid-career executives, and is deeply engaged in a number of social and philanthropic ventures, with a special emphasis on housing equity in the Silicon Valley. He previously served as advisor and interim executive for Hellman & Friedman, based in San Francisco, during the preparation for execution of the merger between Kronos and Ultimate Software. He is a former officer of global technology platform and payments leader, PayPal Holdings, Inc., where he facilitated the company’s listing on Nasdaq in 2015 and its double-digit global expansion, serving as Chief Financial Officer, then SVP for Quality and Productivity.

Prior to joining PayPal, Mr. Dupuis was Chief Financial Officer of SITEL Worldwide Corporation, a leader in customer service and Chief Financial Officer of BJC HealthCare, one of the largest non-profit health care organizations in the United States. He started his career in 1984 at General Electric, where he held multiple executive positions over 20 years, including head of GE’s famed Audit Staff, Chief Financial Officer of GE Healthcare and General Manager of GE Capital International Services (now, Genpact). Throughout his career, Mr. Dupuis has been an enabler of growth, transformation at scale and organization effectiveness. He is a committed coach and mentor for middle and senior executives. Mr. Dupuis graduated from the École de Management de Lyon in France.

Additional information in respect of Mr. Patrick Dupuis, pursuant to Regulation 36 the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and the Secretarial Standard on General Meetings (SS-2), is given at Annexure A to this Notice.

By Order of the Board
For Wipro Limited

M Sanaulla Khan
Company Secretary

Date: April 15, 2021
Place: Bengaluru

Annexure-A

Details of Directors seeking re-appointment through postal ballot by remote e-voting process

Name of the Director	Dr. Patrick J. Ennis	Mr. Patrick Dupuis
Date of Birth	September 12, 1963	January 1, 1963

Age	57 years	58 years

Date of Appointment as Independent Director under the Companies Act, 2013 and SEBI Listing Regulations	April 1, 2016	April 1, 2016

Relationship with Directors and Key Managerial Personnel	None	None

Expertise in specific functional area	Scientist, engineer, businessman and venture capitalist	Finance and Business Process Excellence

Qualification(s)	PhD and MS in Physics, MBA, BS in Mathematics and Physics	Graduated from the Ecole De Management De Lyon, France

Board Membership of other listed Companies as on March 31, 2021	—	—

Chairmanships/Memberships of the Committees of other public limited companies as on March 31, 2021

a. Audit Committee	—	—

b. Shareholders’ Grievance Committee	—	—

c. Board Governance and Nomination Committee	—	—

d. CSR Committee	—	—

e. Other Committee(s)	—	—

Number of shares held in the Company as on March 31, 2021	—	—

Notes:

1.

The Directorship, Committee Memberships and Chairmanships do not include positions in foreign companies, unlisted companies and private companies, position as an advisory board member and position in companies under Section 8 of the Companies Act, 2013.

2.	During the financial year 2020-21, 6 meetings of Board of Directors were held. Dr. Patrick J Ennis and Mr. Patrick Dupuis attended all the meetings.